

September 5, 2014

<u>Via E-mail</u>
Zivi Nedivi
Chief Executive Officer
Cyalume Technologies Holdings, Inc.
910 SE 17th Street, Suite 300
Fort Lauderdale, FL 33316

Re: **Cyalume Technologies Holdings, Inc.**
          Form 10-K for the Year Ended December 31, 2013
          Filed April 15, 2014
          Definitive Proxy Materials on Schedule 14A
          Filed April 30, 2014
          File No. 000-52247

Dear Mr. Nedivi:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director